CONSENT OF STEPHEN JURAS

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated March 2002 titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska”, prepared by AMEC E&C Services Limited of Vancouver (the “March Report”), and the qualifying certificate I executed in connection with the March Report dated March 8, 2002;

  The technical report dated February 2002 titled “Technical Report, Donlin Creek Project, Alaska”, prepared by AMEC E&C Services Limited of Vancouver (the “February Report”), and the qualifying certificate I executed in connection with the February Report dated February 25, 2002;

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Reports;

  The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to my name in connection with information relating to the Donlin Creek Project;

  The material change reports and press releases of the Company dated March 15, 2002 and January 24, 2002, which include reference to my name in connection with information relating to the Donlin Creek Project.

 Dated at Vancouver, B.C., this 15th day of October, 2003.

/s/ Stephen Juras
Stephen Juras